EXHIBIT 12.1
ITC HOLDINGS
Computation of Ratios of Earnings to Fixed Charges
Our ratios of earnings to fixed charges were as follows for the periods indicated in the table below:

	Year Ended December 31,
(In millions, except ratio of earnings to fixed charges)	2017	2016	2015	2014	2013
Earnings are defined:
Net income	$319	$246	$242	$244	$233
Add: Income tax provision	196	97	142	150	119
Add: Fixed charges	231	220	211	192	176
Less: Capitalized interest	9	9	7	5	8
Earnings as defined	$737	$554	$588	$581	$520

Fixed charges are defined:
Interest expense — net (a)	$222	$211	$204	$187	$168
Add: Capitalized interest	9	9	7	5	8
Fixed charges as defined	$231	$220	$211	$192	$176
Ratio of earnings to fixed charges	3.19	2.52	2.79	3.03	2.95
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(a) Excludes loss on extinguishment of debt.

Our ratios of earnings to fixed charges were computed based on:

•	“earnings,” which consist of net income before income taxes and fixed charges, excluding capitalized interest; and

•	“fixed charges,” which consist of interest expense including capitalized interest.